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[PT TELKOM LETTERHEAD]

                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                                  -------------
                           No. TEL. 515/PR110/UHI/2002


                 TELKOM SIGNED MASTER OF PROCUREMENT PARTNERSHIP
                 AGREEMENT WITH SAMSUNG AND ERICSSON REGARDING
                          DEPLOYMENT OF WIRELESS CDMA


BANDUNG, December 24, 2002 - We hereby announced that on Monday, December 23, 2002 in Denpasar, Bali, PT Telekomunikasi Indonesia Tbk. ("TELKOM") has signed Master of Procurement Partnership Agreement (MPPA) with Samsung Electronics Consortium and Ericsson Consortium. The Agreement includes: system planning, manufacturing, delivery, and construction of CDMA 2000-1X system as well as service level agreement. Period of the agreement is 42 months until mid of 2006.

MPPA between TELKOM and Samsung Consortium consists of construction of 1,656,300 lines of NSS around Indonesia for USD34 per-line and 802,000 lines of BSS for Regional Division 4,5,6 and 7 for USD116 per-line.

MPPA between TELKOM and Ericsson Consortium consists of construction of 631,800 lines of BSS for Regional Division 2 Jakarta for USD116 per-line.


/s/ SETIAWAN SULISTYONO
-----------------------
NAME:  SETIAWAN SULISTYONO
TITLE: HEAD OF INVESTOR RELATIONS UNIT


                     For further information please contact:
                        PT Telekomunikasi Indonesia, Tbk.
                             Investor Relations Unit

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                  Bandung:                              Jakarta:
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            Phone: 62 22 4527337                 Phone: 62 21 5215109
             Fax.: 62 22 7104743                  Fax.: 62 21 5220500
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                          E-mail: investor@telkom.co.id
                            Website: www.telkom.co.id
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